UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 287th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A.

1. DATE, TIME AND PLACE: February 8, 2016, at 10 a.m., at Telefônica Brasil S.A. (“Company”) headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, Cidade Monções, capital of the State of São Paulo.

2. PRESIDING BOARD: Antonio Carlos Valente da Silva, Chairman of the Board of Directors and Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

3. ATTENDANCE: The meeting was attended by the Directors that sign this minute, according to the article 19, paragraph 4 of the Bylaws, representing a quorum required for installation and deliberation.

4. RESOLUTIONS:

4.1. Approved the appointment fof Mr. David Melcon Sanchez-Friera, spanish, married, economist, carrier of the Spanish passport No. AAG536601, with business address at Ronda de la Comunicación, Telefonica District, East Building 3, Plant 2, for the position of Director of Finance, Corporate Resources and Investor Relations Officer of the Company, replacing Mr. Alberto Manuel Horcajo Aguirre, in complement to the term of office. Mr. Manuel Horcajo Aguirre will remain in charge of Director of Finance, Corporate Resources and Investor Relations Officer of the Company until the investiture of Mr. David Melcon Sanchez-Friera in the position indicated.

It was also decided that: (i) the Director indicated herein shall only be elected and installed in office after obtaining the necessary authorization to do so, to be issued by the Ministry of Labour and Employment; (ii) once met the legal requirements set forth above, it will be elected to the office of Director of Finance, Corporate Resources and Investor Relations Officer of the Company, for all intents and purposes, taking over on said position; and (iii) the mandate of the indicated will start on the date of investiture in the position and continue until the remaining term of the mandate of the replaced or until the Board of Directors decides on the election of new directors. The appointed Director stated, under the Law, that is not involved in any of the impediments provided for in Article 147 of Law 6,404/76, which prevents him from performing the activities related to the position.

Minutes of the 287th MBD of 02.08.16 Page 1/2

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 287th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A.

Thus, at present the Company's Board of Directors remains composed of Messrs. Amos Genish, CEO, Alberto Manuel Horcajo Aguirre, Director of Finance, Corporate Resources and Investor Relations and Breno Rodrigo Pacheco de Oliveira, General Secretary and General Counsel. Thus, the change resulting from the statement made herein will only be effective after the election and investiture, which should take place in due course, after obtaining the appropriate permit from the Ministry of Labor.

Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Directors present to the meeting, being following transcribed in the proper book. São Paulo, February 8, 2016. (aa) Antonio Carlos Valente da Silva – Chairman of the Board of Directors; Santiago Fernández Valbuena – Vice-President of the Board of Directors; Amos Genish; Antonio Gonçalves de Oliveira; Eduardo Navarro de Carvalho; Francisco Javier de Paz Mancho; José Fernando de Almansa Moreno-Barreda; Luciano Carvalho Ventura; Luis Javier Bastida Ibarguen; Luiz Fernando Furlan; Narcís Serra Serra and Roberto Oliveira de Lima. Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 287th meeting of the Board of Directors of Telefônica Brasil S.A., held on February 8, 2016, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Board of Directors

Minutes of the 287th MBD of 02.08.16 Page 2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 8, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director